UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
WHEELER REAL ESTATE INVESTMENT TRUST INC.
(Name of Issuer)
SERIES D CUMULATIVE PREFERRED STOCK
(Title of Class of Securities)
963025-60-6
(CUSIP Number)
HOWARD AMSTER
290 NORTH OLIVE AVE #523
WEST PALM BEACH, FL 33401
(216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 13, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
380,456*
8.
SHARED VOTING POWER
380,456*
9.
SOLE DISPOSITIVE POWER
380,456*
10.
SHARED DISPOSITIVE POWER
380,456*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
380,456*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.76%**
14.
TYPE OF REPORTING PERSON (see instructions)
IN
*Includes: (i) 219,466 shares that are owned directly by Mr. Amster;
(ii) 73,702 shares that are owned by Pleasant Lake Apartments Limited Partnership over which Mr. Amster has sole voting and dispositive power;
(iii) 87,288 shares that are owned in the aggregate by the trusts jointly filing herewith over which, as trustee, Mr. Amster has sole voting and dispositive power.
**Denominator is based on the 2,577,240 shares of Series D Cumulative
Preferred stock outstanding as of March 5, 2024   as reported by the
Issuer on Form 8-K as filed with the Securities and Exchange Commission on March 6, 2024.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0*
8.
SHARED VOTING POWER
54,426*
9.
SOLE DISPOSITIVE POWER
0*
10.
SHARED DISPOSITIVE POWER
54,426*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,426*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.11%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
*See the footnote marked with * to the cover page for Mr. Amster.
**See the footnote marked with ** to the cover page for Mr. Amster.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0*
8.
SHARED VOTING POWER
32,862*
9.
SOLE DISPOSITIVE POWER
0*
10.
SHARED DISPOSITIVE POWER
32,862*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,862*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.28%**
14.
TYPE OF REPORTING PERSON (see instructions)
WC
*See the footnote marked with * to the cover page for Mr. Amster
**See the footnote marked with ** to the cover page for Mr. Amster


1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
0*
8.
SHARED VOTING POWER
73,702*
9.
SOLE DISPOSITIVE POWER
0*
10.
SHARED DISPOSITIVE POWER
73,702*
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,702*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%**
14.
TYPE OF REPORTING PERSON (see instructions)
WC
*See the footnote marked with * to the cover page for Mr. Amster
**See the footnote marked with ** to the cover page for Mr. Amster

This Amendment No. 3 to Schedule 13D (this Amendment No. 3) amends the Reporting Persons initial Schedule 13D filed on December 15, 2023, as amended by Amendment Nos. 1 and 2 (collectively, the Schedule 13D), with respect to the Series D Cumulative Preferred Stock (the Preferred Stock) of Wheeler
Real Estate Investment Trust Inc., a Virginia corporation (the Issuer). Except as specifically amended by this Amendment No. 3 and noted in the paragraph below, the Schedule 13D is unchanged. Unless otherwise indicated, each capitalized item used but not specifically defined herein shall have the meaning ascribed to such item in the Schedule 13D.

Item 5. Interest In Securities of Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows;
     (a) See Items 11 and 13 of the cover pages of this Amendment No. 3, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Series D Cumulative Preferred Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
     (b) See items 7, 8, 9, and 10 of the cover pages to this Amendment No. 3, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Series D Cumulative Preferred Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Series D Cumulative Preferred Stock.
     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on March 20, 2024. All transactions were purchases and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price:

Date	Quantity Purchased	Purchasor			Aggregate Purchase Price	Price Per Share
1/22/24	5500			Howard Amster			$76,314.30			$13.88
1/23/24	11500			Howard Amster			$162,530.25			$14.13
1/30/24	8002			Howard Amster			$115,375.53			$14.42
2/2/24	12584			Howard Amster			$184,256.39			$14.64
2/5/24	23026			Howard Amster			$332,983.19			$14.46
2/6/24	15000			Howard Amster			$225,071.00			$15.00
2/29/24	600			Howard Amster 2019 CRUT 1	$8,251.50			$13.75
3/1/24	1			Howard Amster			$13.98				$13.98
3/4/24	12230			Howard Amster			$170,897.52			$13.97
3/6/24	10927			Howard Amster			$155,801.48			$14.26
3/13/24	19074			Howard Amster			$280,987.51			$14.73
3/13/24	19100			Howard Amster 2019 CRUT 1	$281,370.51			$14.73
3/13/24	1098			Howard Amster 2019 CRUT 3	$16,203.50			$14.73
3/14/24	14302			Howard Amster			$220,986.71			$15.45
3/15/24	5612			Howard Amster			$87,404.73			$15.57














     (d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Series
 D Cumulative Preferred Stock of the Issuer beneficially owned by the Reporting Persons.
     (e) Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.








HOWARD AMSTER

/s/ Howard Amster
Date: March 21, 2024







HOWARD AMSTER 2019 Charitable Remainder Unitrust #1 U/A DTD 05/20/2019

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 21, 2024




HOWARD AMSTER 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019
By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: March 21, 2024


PLEASANT LAKE APARTMENTS Limited Partnership
By: /s/ Howard Amster
Name: Howard Amster
Title: President, Pleasant Lake Apartments Corp., General Partner
Date: March 21, 2024